[redacted]

13013728

AB 3/7

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There Under

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC. (handwritten: Jera Securities, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.
44499

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 MAIN STREET
(No. and Street)

AGAWAM	MA	01001
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY T. AYRE — 1-413-786-2084 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/9/13

OATH OR AFFIRMATION

I, Timothy T. Ayre swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ayre Investments, Inc., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Ayre Investments, Inc.
Agawam, MA

In planning and performing my audit of the financial statements of Ayre Investments, Inc. for the year ended December 31, 2012; I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 11, 2013

Ayre Investments, Inc.

Audited Financial Statements

For the Year Ended December 31, 2012

Ayre Investments, Inc.
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
Ayre Investments, Inc.
Agawam, MA

I have audited the accompanying statement of financial condition of Ayre Investments, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc., as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules and I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, and III, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 11, 2013

Ayre Investments, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	20,605
Cash - restricted		25,000
Commission receivable		5,968
Loan to shareholders		12,060
Prepaid expenses		5,620
Furniture and equipment, at cost, less accumulated depreciation of $28,822		-
Deferred tax benefit		9,429
	$	78,682

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable & accrued expenses	$	4,724
Income taxes payable		456
Note payable FINRA		5,000
Due to clearing organization		32
		10,212
Stockholder's Equity:		
Common stock, no par value, authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding		144,526
Additional paid-in capital		18,700
Accumulated deficit		(83,756)
Less treasury stock, 550 shares, at cost		(11,000)
		68,470
	$	78,682

See accompanying notes and independent accountants' report

Ayre Investments, Inc.
Statements of Income
For The Year Ended December 31, 2012

Revenues	
Commissions	$ 162,068
Trading gains and (losses)	(557)
Other income	6,614
	168,125
Expenses:	
Employee compensation and benefits	53,342
Clearing and execution costs	20,000
Communications and data processing	5,871
Commissions	2,453
Occupancy	20,794
Regulatory fees and expenses	10,922
Other expenses	22,654
	136,036
Net Income (Loss) before income taxes	32,089
Provision for income taxes	456
Net Income (Loss)	$ 31,633

See accompanying notes and independent accountants' report

Ayre Investments, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2012

	Common Stock		Additional Paid-in	Treasury Stock		Accumulated	
	Shares	Amount	Capital	Shares	Amount	Deficit	Total
Balance December 31, 2011	632,450	$ 144,526	$ 18,700	550	$ (11,000)	$ (115,389)	$ 36,837
Net income (loss)						31,633	31,633
Balance December 31, 2012	632,450	$ 144,526	$ 18,700	550	$ (11,000)	$ (83,756)	$ 68,470

See accompanying notes and independent accountants' audit report.

Ayre Investments, Inc.
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ 31,633	
Adjustments		
Add:		
Accounts receivable	1,038	
Accounts payable	2,180	
Less:		
Prepaid expenses	(958)	
AMEX payable	(5,000)	
Note payable- FINRA	(5,000)	
Cash from Operations		**23,893**
Cash Flows - Invested		
Loan to stockholder	(2,425)	
Investments	(1)	
Investing Cash Flows		**(2,426)**
Cash Flows - Financing		
Due to Ayretrade Fin	(21,575)	
Financing Cash Flows		**(21,575)**
Cash Increase (Decrease)		**(108)**
Cash - Beginning of Year		
Cash- Berkshire Bank	832	
Cash- Legent	19,881	
Total beginning of year		**20,713**
Cash on Statement Date		**$ 20,605**

See accompanying notes and independent accountants' report

Ayre Investments, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2012

1. NATURE OF BUSINESS

The Company, a Massachusetts corporation, is an introducing broker- dealer with the Securities And Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and various states. The Company's main office is located in Agawam, Massachusetts.

The Company is a wholly owned subsidiary of AyreTrade Financial, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The company complies with FAS ACS 740, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be Realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2012 is $ 0.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue and Cost Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $35,393 at December 31, 2012, which exceed required net capital of $5,000 by $30,393. The ratio of aggregate indebtedness to net capital at December 31, 2012 was to 0.28 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

At December 31, 2012, an officer was indebted to the Company for $12,060 which is unsecured and non-interest bearing.

The Company has a cost sharing agreement with its affiliate, AyreTrade Financial, Inc.

The Company rents its facilities on a month to month basis from a related party, an officer of the Company.

Rent paid for 2012 was $15,995.

Landscaping services are provided by a spouse of an employee; $1,400 was paid for these services in 2012.

7. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

8. CREDIT AVAILABILITY

The Company has a credit line of $25,000 of which $11,000 was available at December 31, 2012.

9. RESTRICTED CASH

Included in cash at December 31, 2012 is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

10. CASH FLOWS

Cash paid for interest and income tax during 2012 is as follows:

Interest	$ 0
Income taxes	$ 456

11. INCOME TAXES

The provision for income taxes comprises the following:

Federal tax expense	$ -
State tax expense	456
	$ 456

At December 31, 2012, the Company had available unused net operating losses that may be applied against future taxable income. The federal and state income tax benefits are summarized as follows:

	Amount	Year Expires
Federal	$ 20,881	12-31-3031
	4,802	12-31-2030
	30,839	12-31-2029
	$ 56,522	
State	$ 20,425	12-31-2016
	4,802	12-31-2015
	39,918	12-31-2014
	3,433	12-31-2013
	$ 68,578	

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2012.

Net Deferred Tax Asset Before Valuation Allowance	$ 14,650
Less: Valuation Allowance	(14,650)
Net Deferred Tax Asset	$ 0

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2012.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

12. TREASURY STOCK

The Company holds 550 shares of treasury stock. It uses the cost method to account for the treasury stock.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 11, 2013, the date on which the financial statements were available to be issued.

14. OPERATING LEASE

The Company entered into an operating lease for a vehicle on April 1, 2009. Lease payments of $2,057 were paid for the year ended December 31, 2012. Monthly lease payments is $172.

As of December 31, 2012, the approximate future minimum lease payments under this operating lease are $2,184 with minimum lease payments due in the next five years as follows:

2013	$ 2,067
2014	117
	$ 2,184

15. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $25,000. As of December 31, 2012 the balance was $25,000.

16. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

16. FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$ 25,000	$ 0	$ 0	$ 0	$ 25,000
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

17. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2012 is $0.

18. NOTE PAYABLE FINRA

On July 27, 2012, FINRA assessed the Company and its compliance officer $10,000 each. The Company paid $2,500 down; the $7,500 balance is being paid over 16 months. The balance due at December 31, 2012 is $5,000.

SUPPLEMENTARY INFORMATION

Ayre Investments, Inc.
Schedule I
Computation of Net Capital
December 31, 2012

Total stockholder's equity	$	68,470
Nonallowable assets		33,077
Net capital		35,393
Less: Capital requirement		5,000
Excess capital	$	30,393
Aggregate indebtedness	$	10,214
Ratio of aggregate indebtedness to net capital		0.28 to 1.0

See accompanying notes and independent accountants' report

Ayre Investments, Inc.
Schedule II
Computation of Net Capital
December 31, 2012

Unaudited net capital	$	30,380
Year end accruals		5,013
Audited net capital	$	35,393

See accompanying notes and independent accountants' report

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ayre Investments, Inc.
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule l5c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) **_4550**

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained **_4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) Cor Clearing, LLC **X4570**

Clearing Firm SEC#s	Name	Product Code
8- ____ **[4335A]**	____ **[4335A2]**	____ **[4335B]**
8- ____ **[4335C]**	____ **[4335C2]**	____ **[4335D]**
8- ____ **[4335E]**	____ **[4335E2]**	____ **[4335F]**
8- ____ **[4335G]**	____ **[4335G2]**	____ **[4335H]**
8- ____ **[4335I]**	____ **[4335I2]**	____ **[4335I]**

D. (k) (3) Exempted by order of the Commission **_4580**

See accompanying notes and independent accountants' report